SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

January 9, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X     Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ___  No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___  No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INDEX

1.
Translation of a submission from Banco Macro to the CNV dated January 9, 2008 announcing plans to repurchase up to 210 million pesos or up to 30,000,000 shares, or the equivalent in ADSs at the rate of 10 shares per ADS, of Banco Macro’s Class B Common Stock.

Buenos Aires, January 9, 2008

To the
Comisión Nacional de Valores
25 de mayo 175, 3er. Piso
Buenos Aires

Re.: Banco Macro S.A. Reports Relevant Event in Compliance with Section 2, Chapter XXI of Book 6 of the Rules of the Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 2, Chapter XXI of Book 6 of CNV General Resolution Number 368 (as consolidated in 2001) I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Board of Directors of the Bank has decided to establish the terms and conditions for the acquisition of its own shares issued by the Bank under the provisions of Section 68 of Law 17,811 (added by Decree number 677/2001) and the Rules of the CNV.

This decision has been adopted because of the material impact on the price of domestic shares, including the quotation of the shares of the Bank, the current international macroeconomic context and the fluctuations in the capital market in general, following the reduction of prices in international markets triggered by the crisis facing the subprime mortgage loans market in the United States of America.

Likewise, the Board of Directors of the Bank has considered the financial strength of the institution, as evidenced by a Quantifiable Equity Liability of approximately 200%, in excess of the requirement by the Central Bank of the Republic of Argentina, and the price/income ratio resulting from the price of the shares of the Bank and the profits currently reported by it.

Therefore, in line with the commitment of the Board of Directors to the Bank and its shareholders and to help reduce the fluctuations of quotations, minimizing any possible temporary imbalance between supply and demand within the market, and due to the excessive cost of capital resulting from the current quotation prices, it has decided to establish the following terms and conditions for the acquisition of its own shares issued by the institution:

1.	Maximum amount of the investment: Up to Ps$. 210,000,000.
2.
Maximum number of shares to be acquired: Up to 30,000,000 common, book entry, Class B shares with a par value of Ps$. 1 (one Peso) each and entitled to 1 (one) vote per share, (the “Shares”), in the form of shares or American Depositary Shares or ADS representing 10 shares each, which amount does not exceed the limitation of the 10% of the capital of the Bank, as established by the applicable Argentine laws and regulations.

3.	Payable price: Between Ps$. 6.50 per Share and up to Ps$. 7.00 per Share.
4.
Term for the acquisition: 120 calendar days from the date of publication of the relevant information in the Bulletin of the Buenos Aires Stock Exchange, subject to any renewal or extension to be duly informed to the public in such Bulletin.

In case of any doubt or inquiry, please contact me

Sincerely,

/s/ Jorge F. Scarinci
Jorge F. Scarinci
Attorney-In-Fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 9, 2008

MACRO BANK INC.

By: Luis Cerolini
Name: Luis Cerolini
Title: Attorney-In-Fact